Exhibit (a)(1)(vi)

Bee Street Holdings Extends Cash Tender Offer to Purchase All Outstanding Common Stock of

Continental Materials Corporation (CUO)

Offer Now Scheduled to Expire at 5:00 p.m., New York City Time, on April 3, 2020

March 18, 2020 06:00 AM Eastern Daylight Time

CHICAGO—(BUSINESS WIRE)—Bee Street Holdings LLC, a holding company owned and controlled by James G. Gidwitz and other members of the Gidwitz family, today announced that it has extended the offering period of its previously announced tender offer to purchase all outstanding shares of common stock (the “Shares”) of Continental Materials Corporation (NYSE American: CUO, the “Company”) at a price of $9.50 per share in cash. The tender offer is now scheduled to expire at 5:00 p.m., New York City time, on April 3, 2020, unless the tender offer is further extended or earlier terminated in accordance with the terms set forth in the Tender Offer Statement.

The tender offer is being extended in order to allow additional time for stockholders to consider the tender offer in light of recent market activity and the developing economic situation stemming from the COVID-19 coronavirus pandemic, and to allow additional time, in light of the pandemic, for stockholders to complete and return transmittal documents and to give instructions to their brokers. Bee Street Holdings intends to continue actively soliciting tenders of Shares through its information and solicitation agent for the tender offer, InvestorCom.

The tender offer is being made pursuant to the tender offer materials (including an Offer to Purchase, a related Letter of Transmittal and certain other offer documents) in the Joint Tender Offer Statement on Schedule TO and Transaction Statement on Schedule 13E-3 (together with any amendments or supplements thereto, the “Tender Offer Statement”) filed by Bee Street Holdings with the United States Securities and Exchange Commission (the “SEC”) on February 18, 2020, as amended on February 27, 2020.

Computershare Trust Company, N.A., the depositary for the tender offer, has advised Bee Street Holdings that, as of 5:00 p.m., New York City time, on March 17, 2020, the last business day prior to the announcement of the extension of the offer, 258,865 Shares had been validly tendered pursuant to the tender offer and not properly withdrawn. In addition, as of such time, Notices of Guaranteed Delivery had been delivered for 11,654 Shares.

Consummation of the tender offer remains subject to the conditions described in the Tender Offer Statement, including that there be validly tendered and not withdrawn enough Shares that Bee Street Holdings would, after the acceptance and completion of the tender offer, own at least 90% of the outstanding Shares (the “Minimum Tender Condition”).

Continental Materials Corporation stockholders who have already tendered their Shares do not need to re-tender their Shares or take any other action as a result of the extension of the expiration date of the tender offer.

Bee Street Holdings also announced today that, as a result of the COVID-19 coronavirus pandemic and the response thereto by governmental authorities, businesses and the general public, three conditions that would allow Bee Street Holdings to terminate the Offer have occurred.  These conditions are:

•                  the condition in Section II(12)(e)(i), which allows Bee Street Holdings to terminate the Offer if, among other things, a general suspension of trading occurs on any national securities exchange;

•                  the condition in Section II(12)(e)(iii), which allows Bee Street Holdings to terminate the Offer if, among other things, an international or national calamity directly or indirectly involving the U.S. occurs; and

•                  the condition in Section II(12)(d), which allows Bee Street Holdings to terminate the Offer if a change giving rise to “Adverse Effect” or “Diminution of Value” to the Company occurs (the “Affected Conditions”).

Bee Street Holdings has waived its rights to terminate the Offer pursuant to the Affected Conditions to the extent such rights arise from events that occurred on or before March 17, 2020.  Bee Street Holdings does not waive any rights to terminate the Offer pursuant to the Affected Conditions to the extent they arise from (i) events that occur after March 17, 2020 and (ii) the effects of events that occurred on or prior to March 17, 2020 to the extent such effects were not known to Bee Street Holdings on March 17, 2020, in each case whether related to the COVID-19 coronavirus pandemic or otherwise.  In addition, Bee Street Holdings does not waive its rights with respect to any other condition to the Offer.

InvestorCom is acting as information and solicitation agent for the tender offer. Requests for documents and questions regarding the tender offer may be directed to InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

About Bee Street Holdings LLC

Bee Street Holdings LLC is the majority stockholder of Continental Materials Corporation (“CMC”).  In addition, four of the members of the board of managers of Bee Street Holdings are also directors of CMC, including James G. Gidwitz, who is the Chairman and Chief Executive Officer of CMC.

Additional Information and Where to Find It

The tender offer referenced herein commenced on February 18, 2020. This announcement is neither an offer to purchase nor a solicitation of an offer to sell shares of CMC, nor is it a substitute for the tender offer materials that Bee Street Holdings has filed with the SEC.  On February 18, 2020, Bee Street Holdings filed the Tender Offer Statement with the SEC. The Tender Offer Statement was subsequently amended on February 27, 2020 and may be further amended. On March 3, 2020, CMC filed the related Solicitation/Recommendation Statement on Schedule 14D-9 (the “Solicitation/Recommendation Statement”) with the SEC, which may be further amended. CMC stockholders and other investors are urged to read the Tender Offer Statement and the Solicitation/Recommendation Statement because they contain important information which should be read carefully before any decision is made with respect to the tender offer.

The Tender Offer Statement and the Solicitation/Recommendation Statement, including amendments related thereto, are available for free at the SEC’s web site at www.sec.gov. In addition, the Tender Offer Statement and the Solicitation/Recommendation Statement may be obtained free of charge from the information agent by contacting InvestorCom toll free at (877) 972-0090 (for stockholders) or collect at (203) 972-9300 (for banks and brokers), or by email to info@investor-com.com.

In addition to the Solicitation/Recommendation Statement, CMC files annual, quarterly and current reports, proxy statements and other information with the SEC. CMC’s filings with the SEC are also available to the public from commercial document-retrieval services and at the website maintained by the SEC at www.sec.gov.

Contacts

For Bee Street Holdings:

c/o InvestorCom

Attn: John Glenn Grau, President

(203) 295-7841

jgrau@investor-com.com